SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM  11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1993

Registration number 2-56218


	A. Full title of the plan:

ORAL-B LABORATORIES SAVINGS PLAN
One Lagoon Drive
Redwood City, CA 94065


	B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gillette Company
Prudential Tower Building
Boston, MA 02199



Financial Statements of the Oral-B Laboratories
Savings Plan


	In lieu of the requirements of Items 1 through 3, the Oral-B Laboratories Savings Plan is filing financial statements and schedules prepared in accordance with ERISA. Pursuant to Rule 311 of Regulation S-T, the financial statements and schedules are being filed in paper format under cover of Form SE and the following legend will appear on the transmittal letter accompanying the paper format documents:

THIS PAPER FORMAT DOCUMENT IS BEING
SUBMITTED IN ACCORDANCE WITH RULE 311 OF
REGULATION S-T.


Exhibits

	24	Consent of KPMG Peat Marwick to the
		incorporation by reference of the Plan's financial statements into Registration
		Statement No. 2-93230 on Form S-8 under the Securities Act of 1933.



SIGNATURES

	Pursuant to the requirements of the Securities
Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Oral-B Laboratories Savings Plan

By ROBERT E. DICENSO
Robert E. DiCenso
Senior Vice President-Administration
The Gillette Company
Date:	June 27, 1994